

August 2, 2010

RECEIVED
2010 AUG 10 A 8:37

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 070/2010**

  Subject: Notification of the book closing date for interest payment of AIS119A and AIS139A.

  Date: August 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,


10016104

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dlw 8/10

Summary Translation Letter
To the Stock Exchange of Thailand
August 2, 2010

AIS-CP 070/2010

August 2, 2010

Subject: Notification of the book closing date for interest payment of AIS119A and AIS139A

To: The President
The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SSFO.10/4042 of Thai Military Bank Plc., dated August 2, 2010
2. The Letter No. SSO.SSFO.10/4044 of Thai Military Bank Plc., dated August 2, 2010

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of AIS119A and AIS139A, the details are shown in the reference letters.

Summary Translation Letter
To the Stock Exchange of Thailand
August 2, 2010

Reference 1

SSO.SSFO.10/4042

August 2, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS119A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 2 DUE 2011 would like to announce that the registered book of AIS119A will be closed on August 24, 2010 for the right to receive the interest for the period # 8. AIS119A will be paid the interest on September 7, 2010 with interest rate 5.90 % from the period of March 7, 2010 to September 6, 2010 for 184 days.

Reference 2

SSO.SSFO.10/4044

August 2, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS139A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2006, SERIES 3 DUE 2013 would like to announce that the registered book of AIS139A will be closed on August 24, 2010 for the right to receive the interest for the period # 8. AIS139A will be paid the interest on September 7, 2010 with interest rate 6.00 % from the period of March 7, 2010 to September 6, 2010 for 184 days.



August 3, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS-CP 072/2010**

Subject: Report on the results of the exercise of warrants (ESOP Grant V) in July 2010.

Date: August 3, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 3, 2010

AIS-CP 072/2010

August 3, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant V) in July 2010.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant V
The number of warrants (units)	10,138,500
Issuing Date	May 31, 2006
Exercise Price (Baht/Share)	72.945
Exercise Ratio (warrant : common share)	1 : 1.25390
Maturity of Warrants	5 years from the issuing date

The Company would like to report the results of the exercise of warrants (ESOP Grant V) in July 2010 as follows:

Outstanding of ESOP	Grant V
No. of exercised warrants in this month (units)	482,500
No. of remaining unexercised warrants (units)	5,118,700
No. of shares derived from this exercise (shares)	604,984
No. of remaining shares reserved for warrants (shares)	6,762,134



August 6, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 075/2010, AIS-CP 076/2010**

  Subject: 1. Report of Financial Covenants Compliance of Advanced Info Service Plc.
  2. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2010.

  Date: August 6, 2010

  Enclosure: 1. Reviewed consolidated and company financial statements for the second quarter of 2010
  2. Management and Discussion Analysis (MD&A) for second quarter of 2010
  3. Reports Review Quarterly Financial Statements (F45-3)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 6 2010

Ref: AIS-CP 075/2010

August 6, 2010

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc.; AIS119A, AIS127A, AIS134A, AIS139A and AIS141A, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from a consolidated financial statement of the Company on semi-annually basis. The Company is, in addition, required to report a default on any debt obligation if there is any.
We would like to notify you that as at 30 June 2010 the debt to equity ratio were 0.62 times and the Company was not in default of any debt obligation. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

AIS-CP 076/2010

August 6, 2010

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2010

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolutions of the Board of Directors' Meeting No. 5/2010, which is held on August 6, 2010 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2010 held on May 7, 2010.

2. Approved the balance sheet, statement of income, and statement of cash flow for the second quarter of 2010 ended June 30, 2010.

3. Approved an interim dividend payment for the 6-month period of 2010 between January 1, 2010 to June 30, 2010 at the rate of Baht 3.00 per share (Baht three) from registered and paid-up capital of approximately 2,967.39 million shares, totaling of approximately Baht 8,902 million (Baht eight thousand nine hundred and two million).

   The share registration book closing date to determine the right to receive dividends will be on August 20, 2010 and the dividend payment date will be on September 3, 2010.

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Advanced Info Service Plc. and Its subsidiaries

Reviewed
Ending: 30 June
(In thousands)

The Consolidated Financial Statement	Quarter 2		For 6 months	
	2010	2009	2010	2009
Net profit (loss)	4,878,552	4,197,441	9,850,747	8,764,715
EPS (Baht)	1.64	1.42	3.32	2.96

The Company Financial Statement	Quarter 2		For 6 months	
	2010	2009	2010	2009
Net profit (loss)	4,047,872	3,719,213	9,730,176	9,339,112
EPS (Baht)	1.36	1.26	3.28	3.15

Type of Report

- [x] Unqualified Opinion
- [ ] Qualified Opinion
- [ ] Disclaimer of Opinion / Unable to reach any conclusion
- [ ] Adverse of Opinion

An emphasis of matters

- [ ] Yes
- [x] No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Summary Translation Letter
To the Stock Exchange of Thailand
August 6, 2010

ADVANCED INFO SERVICE PLC.
2Q10 Management Discussion and Analysis

OVERVIEW

- **2Q10 service revenues, excluding IC, grew 7% YoY during the continued economic recovery** but declined 1.9% QoQ due to seasonality. The recovery was evident in slightly improved voice revenues, which grew by 2.3% YoY, while non-voice (data) services continued to strongly develop. Political unrest during April and May only affected international revenues. International roaming dropped 26.1% QoQ, but grew 13.9% YoY from the bottom line in 2Q09. For 1H10, service revenues, excluding IC, improved 6.4% YoY.

- **A key revenue driver was data services, which posted a very strong 36% YoY growth** due to the increasing popularity of social networking, increased content variety and high-value smartphone, especially BlackBerry and aircard. BlackBerry subscribers reached 185k, while Internet SIM subscribers reached 630k. The strong growth of Internet SIM was not only limited to Bangkok, but was also evident in rural and other urban area markets. Non-voice revenues contributed 17% of total service revenue, excluding IC, an increase 13.5% from 2Q09. Non-messaging data revenues (excluding SMS and ringback tone services) attracted a significant portion of all service revenues, representing 11.2% of total.

- **2Q10 EBITDA was Bt12,639mn, from strong revenue growth and lower cash opex, a YoY growth of 12%.** EBITDA margins also improved to 47.7% but were lower QoQ because of seasonally soft revenues and higher marketing expenses. Cash OPEX (Network OPEX + SG&A excl. A&D) continued to decline as part of tighter control over cost efficiency. With a stable market environment, the strong EBITDA and low capex helped support a solid free cash flow (EBITDA-CAPEX) of 23.3bn for 1H10. This is expected to grow 18% for the full year.

- **2010 guidance was revised up** to echo the strong upturn in 1H10 and better 2H10 prospects. Free cash flow is expected to grow 18%, supported by higher service revenue growth, excluding IC, which has been raised to 5% YoY. Data growth has been revised to 25-30% YoY. The EBITDA margin has been revised to 45%, in line with revenue revision and expected lower marketing spending. Capex guidance has been maintained at 6.2bn. A healthy balance sheet has been maintained in preparation for the upcoming 2.1GHz license auction, which is expected to take place in September 2010.

OPERATIONAL HIGHLIGHTS

Subscriber

Total subscribers reached 30m from 2Q10, a net addition of 478k prepaid subscribers and 20k postpaid subscribers. Net additions were softer than 1Q10, but remained stronger than 2Q09, and were also supported by the growth of Internet SIM subscribers, which have started to grow well in regional areas.

ARPU

Prepaid ARPU was Bt190 in 2Q10, a falling off of 3.1% YoY, due to the acquisition of low-end users and Internet SIM, which also dropped 4.0% QoQ due to seasonality. Postpaid ARPU was Bt613 in 2Q10, an improvement of 1.3% YoY, but a slight drop of 0.6% QoQ.

MOU

Prepaid MOU improved to 273 minutes and grew 14.2% YoY and 3.8% QoQ from usage-stimulus programs, such as buffet plans. Postpaid MOU declined to 508 minutes, a softening of 3.6% YoY and 2.9% QoQ due to seasonality.

SIGNIFICANT EVENTS

1) Impairment loss from DPC goodwill of Bt350m recognized in 2Q10

In 2Q10, in the income statement for the period, AIS Group recorded a Bt350m goodwill impairment loss on DPC, a subsidiary operating mobile service on GSM 1800MHz. Such an item is not tax deductible, is unrecoverable and is a non-cash expense. The effects on the AIS Group's consolidated financial statements ending 30 June 2010 are as follows:

- Recognized impairment loss on DPC goodwill of Bt350mn on the income statement, by discounting expected future cash flow and comparing with its carrying value of Bt2,712mn.
- Outstanding DPC goodwill booked as an intangible asset - as of 30 June 2010 - was Bt2,362mn.

2) Reclassification of cost from 1Q09 to date

Some costs related to call center was reclassified as cost of services from previously booked under SG&A (Administrative expenses). The revision was made to the consolidated income statement ending 31 June 2009 and 31 June 2010.

FINANCIAL RESULT

Table 1 – Service Revenue	(Bt million) / (% to total service revenue excluded IC)							
	2Q09		1Q10		2Q10		YoY	QoQ
Voice revenue	15,957	80.1%	16,429	75.5%	16,322	76.5%	2.3%	-0.6%
Postpaid (voice)	4,287	21.5%	4,422	20.3%	4,442	20.8%	3.6%	0.5%
Prepaid (voice)	11,670	58.5%	12,007	55.2%	11,880	55.7%	1.8%	-1.1%
Non-voice revenue	2,684	13.5%	3,588	16.5%	3,643	17.1%	35.7%	1.5%
International roaming	443	2.2%	683	3.1%	505	2.4%	13.9%	-26.1%
Others (IDD, other fees)	848	4.3%	1,050	4.8%	867	4.1%	2.2%	-17.4%
Total service revenue excl. IC	**19,932**	**100.0%**	**21,751**	**100.0%**	**21,337**	**100.0%**	**7.0%**	**-1.9%**

Table 2 – Sales	(Bt million) / (% to total revenue)							
	2Q09		1Q10		2Q10		YoY	QoQ
Sales revenue	1,644	6.5%	1,728	6.4%	1,814	6.8%	10.4%	5.0%
Cost of Sales	1,599	6.3%	1,444	5.4%	1,510	5.7%	-5.6%	4.6%
Net sales	**45**	**0.2%**	**284**	**1.1%**	**305**	**1.1%**	**584.1%**	**7.4%**

Table 3 – Interconnection	(Bt million) / (% to total revenue)							
	2Q09		1Q10		2Q10		YoY	QoQ
Interconnection revenue	3,621	14.4%	3,486	12.9%	3,371	12.7%	-6.9%	-3.3%
Interconnection cost	3,302	13.1%	3,428	12.7%	3,363	12.7%	1.9%	-1.9%
Net interconnection	**319**	**1.3%**	**58**	**0.2%**	**8**	**0.0%**	**-97.4%**	**-85.9%**

Table 4 – Cost of services ex IC	(Bt million) / (% to total revenue)							
	2Q09		1Q10		2Q10		YoY	QoQ
Network amortization	4,734	18.8%	4,689	17.4%	4,627	17.4%	-2.3%	-1.3%
Base station rental & utility	679	2.7%	694	2.6%	679	2.6%	-0.1%	-2.1%
Maintenance	350	1.4%	306	1.1%	369	1.4%	5.2%	20.5%
Other cost of services	976	3.9%	877	3.3%	409	1.5%	-58.1%	-53.4%
Total cost of services ex IC	**6,740**	**26.7%**	**6,565**	**24.3%**	**6,083**	**22.9%**	**-9.7%**	**-7.3%**
Revenue sharing expense	**4,849**	**19.2%**	**5,355**	**19.9%**	**5,259**	**19.8%**	**8.5%**	**-1.8%**

Table 5 – SG&A	(Bt million) / (% to total revenue)							
	2Q09		1Q10		2Q10		YoY	QoQ
Marketing expense	658	2.6%	302	1.1%	623	2.3%	-5.3%	106.0%
General administrative and staff cost	1,443	5.7%	1,668	6.2%	1,635	6.2%	13.3%	-2.0%
Bad debt provision	196	0.8%	158	0.6%	179	0.7%	-8.7%	13.6%
Depreciation	69	0.3%	60	0.2%	53	0.2%	-23.3%	-11.1%
Total SG&A	**2,366**	**9.4%**	**2,187**	**8.1%**	**2,490**	**9.4%**	**5.2%**	**13.8%**
% Bad debt to postpaid revenue	**3.8%**		**2.8%**		**3.1%**			

Table 6 – EBITDA	(Bt million) / (% to total revenue)							
	2Q09		1Q10		2Q10		YoY	QoQ
Operating Profit	6,342	25.2%	7,984	29.6%	7,818	29.5%	23.3%	-2.1%
Depreciation of PPE	836	3.3%	816	3.0%	773	2.9%	-7.5%	-5.3%
Amortization	4,146	16.5%	4,115	15.3%	4,097	15.4%	-1.2%	-0.4%
(Gain)/Loss on disposal of PPE	0	0%	93	0.3%	-1	0.0%	-362.8%	-101.4%
Management Benefit	-16	-0.1%	-20	-0.1%	-30	-0.1%	83.2%	50.1%

Other financial cost	-18	-0.1%	-27	-0.1%	-18	-0.1%	-2.7%	-35.6%
EBITDA	**11,289**	**44.8%**	**12,961**	**48.1%**	**12,639**	**47.7%**	**12.0%**	**-2.5%**

Table 7 – Financial cost					(Bt million) / (% to total revenue)			
	2Q09		**1Q10**		**2Q10**		**YoY**	**QoQ**
Interest expense	478	1.9%	404	1.5%	417	1.6%	-12.7%	3.2%
Other financial costs	18	0.1%	27	0.1%	18	0.1%	-2.7%	-33.8%
Total financial cost	**497**	**2.0%**	**431**	**1.6%**	**435**	**1.6%**	**-12.4%**	**0.7%**

Revenue

Voice revenue was Bt16,322mn, an increase of 2.3% YoY but a decrease of 0.6% QoQ. Prepaid voice revenues were Bt11,880mn, so grew 1.8% YoY due to the ongoing economic recovery, but softened to 1.1% QoQ because of seasonality. Postpaid voice revenues were Bt4,442mn, and grew both YoY and QoQ at 3.6% and 0.5% respectively. For 1H10, voice revenue grew 1.8% YoY mainly due to the continuing economic recovery.

Non-voice revenue was Bt3,643mn, surged 35.7% YoY and 1.5% QoQ. Non-voice revenues represented a 17.1% contribution of service revenues, excluding IC, compared to 13.5% in 2Q09. Key growth of non-voice revenues came from non-messaging services (non-voice revenue excluding SMS and ringback tone) which contributed 11.2% of service revenues, excluding IC, compared to 7.6% in 2Q09. This data growth was supported by:

1. The popularity of smartphones e.g. BlackBerry which had 185k subscribers,
2. Mobile internet usage, especially via USB aircard indicated by 630k Net SIM subscribers. The growth of Net SIM was not only in Bangkok but also started to gain momentum in many regional areas, particularly the areas with 3G 900MHz service ie. Chiang Mai, Chonburi, Hua Hin,
3. Social networking such as group instant messaging,
4. Increased contents subscription, especially on news, sports and lifestyles.

For 1H10, data revenue rose 36.2% YoY.

International roaming revenue was Bt505mn, an increase of 13.9% YoY, reflecting the ongoing economic recovery, but a decrease of 26.1% QoQ from lower number of foreigner arrivals. For 1H10, international roaming revenue increased 0.9% YoY.

Others service revenue, mainly comprised of international call (IDD), increased 2.2% YoY but decreased 17.4% QoQ from lower foreigner arrivals and political unrest. For 1H10, other service revenues increased 6.4% YoY.

Sales revenue was Bt1,814mn, an increase 10.4% YoY and 5.0% QoQ from higher unit sales of handsets and aircards. On a quarterly basis, sales margins were maintained at 16.8% in 2Q10 from 16.4% in 1Q10, but increased from 2.7% in 2Q09, because of the contribution made by higher margin smartphones.

Net IC declined to Bt8mn, from Bt319mn in 2Q09 and Bt58mn in 1Q10. IC revenue was Bt3,371mn, which decreased 6.9% YoY and 3.3% QoQ due to higher on-net promotions from the other operators, while IC cost was Bt3,363mn. IC cost increased 1.9% YoY, but decreased 1.9% QoQ because of all network promotions by AIS.

Cost of Service and Sales

Revenue sharing expenses were Bt5,259mn, and increased 8.5% YoY, but decreased 1.8% QoQ in line with the change in service revenues.

Network amortization was Bt4,627mn, and decreased 2.3% YoY and 1.3% QoQ because some assets were fully amortized and small new investments were added.

Foreign Exchange loss was Bt10mn, and improved from a Bt66mn loss in 1Q10. Risk of foreign exchange was reduced by derivative instruments.

Other operating incomes were Bt140mn, and increased 1.7% YoY from higher interest income, but decreased 20.9% QoQ from lower cash outstanding due to dividend payment.

Maintenance costs were Bt369mn, and increased 5.2% YoY and 20.5% QoQ. The increase was a result of an additional preventive maintenance cycle. For 1H10, maintenance costs reduced 13.3% YoY.

Base rental and utility costs decreased 0.1% YoY and 2.1% QoQ, despite a small increase in the number of cell sites, which was 15.5k, compared to 15.4k in 1Q10 and 15.3k in 2Q09, Energy saving programs, e.g. smaller equipment, changing air conditioning to natural air, helped to control utility expenses. For 1H10, the base rental and utility costs increased 3.2% YoY.

Other cost of services reduced 58.1% YoY and 53.4% QoQ from Bt360mn, a one-time reversal item related to network. Normalized other service costs were Bt769mn, which still reduced 21.2%YoY and 12.3%QoQ.

Expense

Marketing expenses were Bt623mn, and decreased 5.3% YoY, but increased 106% QoQ due to marketing events, particularly during the world cup football festival. As a percentage of total revenue, marketing expenses were 2.3%. For 1H10, marketing expenses were 1.7% of total revenue, and so remained below the full year guidance range of 2% to 2.5%.

Administrative expenses were Bt1,688mn, and increased 11.7% YoY from higher staff costs, but declined 2.3% QoQ from lower general administrative expenses. For 1H10, administrative expenses increased 6.6% from higher staff costs. This administrative expenses include depreciation expense.

Bad debt provision expenses were Bt179mn, and decreased 8.7% YoY, but increased 13.6% QoQ. The higher bad debt was due to the recent political unrest, which made it difficult for customers to travel to pay their bills. Bad debt to postpaid revenue ratio remained under control at 3.1% in 2Q10, which was better than 3.8% in 2Q09, but slightly higher than 2.8% in 1Q10. For 1H10, bad debt provision expenses reduced 11% YoY.

Finance costs were Bt435mn, and decreased 12.4% YoY due to lower outstanding debts, but increased 0.7% QoQ due to the step-up of interest rate on a Bt4bn debenture. For 1H10, finance costs declined 13.6% YoY due to lower outstanding debts.

Goodwill impairment was recorded at Bt350mn in 2Q10 (DPC). After impairment of DPC goodwill in 2Q10, the remaining DPC goodwill is Bt2,362mn. The DPC goodwill is subjected to an impairment test at the end of each reporting period. The DPC impairment was due to the shorter remaining time of the BTO contract of DPC.

Results

EBITDA was Bt12,639mn, and increased 12% YoY due to strong revenue growth and lower cash OPEX. However, EBITDA decreased 2.5% QoQ due to higher marketing expenses. For 1H10, EBITDA rose 11.6% YoY due to strong revenue growth and lower costs.

Net income was Bt4,879mn, and increased 16.2% YoY, but decreased 1.9% QoQ. Normalized net income was Bt5,229mn which increased 24.6% YoY, but decreased 2.5% QoQ. The YoY increase was mainly due to revenue improvement, while at the same time costs were relatively stable. The QoQ decrease resulted mainly from seasonally lower service revenues and higher marketing expenses. For 1H10, normalized net profit improved 20.8% YoY

Table 8 - Consolidated (Bt million)	Where	2Q09	1Q10	2Q10	YoY	QoQ
Net income		**4,197**	**4,972**	**4,879**	**16.2%**	**-1.9%**
Add:Impairment of DPC goodwill	*Impairment loss*	-	390	350		
Impairment loss on ADC asset	*Impairment loss*	-	-	-		
Normalized net income		**4,197**	**5,362**	**5,229**	**24.6%**	**2.5%**

BALANCE SHEET STRUCTURE

Total assets decreased 14.4% from the last quarter to Bt113,497mn due to lower cash outstanding from dividend payment. Cash dividends (both regular and special dividends) were of Bt24.6bn was paid out in April.

Interest bearing debt lowered to Bt35,392mn in 2Q10 due to a Bt247mn repayment in 2Q10. Remaining debt - to be repaid in 2010 - is Bt247mn, and is due in 4Q10. Average cost of debts remained at 4.8%, while all foreign debts remain fully hedged.

Table 9 - Balance Sheet	(Bt Million) / (% to total asset)			
	1Q10		2Q10	
Cash	35,685	26.9%	19,728	17.4%
ST investment	1,954	1.5%	4,974	4.4%
Trade receivable	5,604	4.2%	5,189	4.6%
Inventories	759	0.6%	1,011	0.9%
Others	2,097	1.6%	2,097	1.8%
Current Asset	**46,099**	**34.8%**	**32,999**	**29.1%**
Networks and PPE	65,774	49.6%	62,152	54.8%
Intangible asset	5,806	4.4%	5,341	4.7%
Defer tax asset	9,997	7.5%	9,978	8.8%
Others	4,977	3.8%	3,027	2.7%
Total Assets	**132,653**	**100.0%**	**113,497**	**100.0%**
Trade accounts payable	3,448	2.6%	2,615	2.3%

CP of LT loans	482	0.4%	481	0.4%
Accrued R/S expense	4,280	3.2%	6,129	5.4%
Others	11,555	8.7%	10,690	9.4%
Current Liabilities	**19,764**	**14.9%**	**19,914**	**17.5%**
Total interest-bearing debt	35,639	26.9%	35,392	31.2%
Total Liabilities	**55,762**	**42.0%**	**56,282**	**49.6%**
Total Equity	**76,890**	**58.0%**	**57,215**	**50.4%**

Equities decreased 25.6% from the last quarter due to lower retained earnings after dividend payment. The unappropriated retained earnings - as of 2Q10 - were Bt31,380mn compared to Bt51,119mn as of 1Q10.

Liquidity represented by current ratio as at 2Q10 was 1.66, and dropped from 1Q10 because of dividend payments. On a YoY basis, the current ratio improved from 1.61 at 2Q09. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

Capital structure remained strong as indicated by net debt to equity ratio at 0.27 and net debt to EBITDA at 0.31. Total liability to equity was 0.98. These gearing ratios were kept low for 3G investment flexibility.

Table 10 – Key Financial Ratio

	2Q09	**1Q10**	**2Q10**
Debt ratio	0.45	0.42	0.50
Net debt to equity	0.16	0.00	0.27
Net debt to EBITDA	0.26	0.00	0.31
Total liabilities to equity	0.82	0.73	0.98
Current ratio	1.61	2.33	1.66
Interest coverage	13.25	19.7	18.7
DSCR	5.42	17.3	16.5
ROE (%)	23.2%	25.9%	34.1%

Table 11 – Debt Repayment Schedule (Bt Million)

	Debenture	**Long term loan**
1Q10	-	-
2Q10	-	247
3Q10	-	-
4Q10	-	247
2011	4,000	9,978
2012	5,000	493
2013	8,000	493
2014	2,500	2,939
2015	-	493
2016	-	493
2017	-	493
2018	-	247

CASH FLOW

Free cash flow (EBITDA-CAPEX) of 1H10 was Bt23.3bn, an increase of 37.2% YoY, compared to Bt16.9bn in 1H09. The increase was supported by lower capex and strong operating revenues. Capex significantly declined by 61.6% YoY from Bt5.9bn in 1H09 to Bt2.3bn in 1H10. The Bt6.2bn capex guidance was subject to customer needs, particularly an increasing demand for data usage. The company continued to generate a solid operating cash flow of Bt26bn in 1H10, which had increased from Bt23.6bn in 1H09. During the period, the company also made a dividend payment of 24.6bn.

Table 12 – Source and use of fund : 1H10 (Bt. Million)

Source of Fund		Use of Fund	
Operating CF before change in working capital	26,012	CAPEX & Fixed assets	2,288
Interest received	181	Dividend payments	24,618
Sale of property and equipment	23	Finance costs paid	859
Share capital and share premium	104	Repayment of LT borrowing	243
Cash decreased	5,419	Changes in working capital	1,113
		Payment of finance leases	13
		Investment related	2,605
Total	**31,739**	**Total**	**31,739**

FY2010 MANAGEMENT OUTLOOK & STRATEGY - REVISED

FY2010 Guidance

Free cash flow (EBITDA – CAPEX)	18% y-o-y (from 12%)
Service revenue	+5% excluding interconnection revenue (from 3%)
EBITDA margin	45% (from 44%)
CAPEX	Bt6.2bn cash capex (including 3G 900MHz)

Telecom service revenue is expected to grow 5%, higher than the previous 3% forecast, following a strong 6.5% growth in 1H10, which reflected both a general solid economic recovery and a strong momentum of data growth. Domestic usage is expected to improve from better sentiment and recovered consumption. Mobile penetration has already reached 100%; this trend continues to move upwards from a surge in internet SIM and some organic growth from rural and other urban markets. Voice competition remains benign. International roaming traffic - mostly contributed by foreign tourists - is expected to increase as tourist forecast rises, despite some hiccups from the political unrest in 2Q10. However, international calls will experience more aggressive pricing pressure, as already witnessed during the 4Q09.

Data continues to be the focus of growth, driven by a surge in mobile internet usage through smart phones and data cards. The data or non-voice service market has shown its potential rising demand, particularly for personal mobile internet connectivity. For 1H10, data revenue grew 36% YoY and represented 17% of service revenue, excluidng IC. The full year guidance of data growth is hence revised up to 25-30% from 20%. We continue to witness an increasing number of active subscribers, as well as higher usage per subscriber. Key drivers are a continued and developing trend in online/mobile social networking, limited availability of landline internet access, and a continued reduction in device costs.

Company revised up free cash flow (EBITDA – CAPEX) growth to 18% from 12% due to a stronger revenue outlook. Capex guidance remains at Bt6.2bn versus Bt9.9bn in FY09. This level of capex is to mainly serve higher data capacity to capture the growth momentum. EBITDA margin has been revised up to 45% from 44%, due to stronger revenue and lower marketing spending. Other costs should remain in-line with previous guidance. The Company is committed to maintaining its relative cost efficiency within the rest of the industry. Net interconnection revenue is also expected to be lower in a range of 100-200m, compared to 1H10 net receipt of 66m.

Handset sales are expected to show some improvement following strong sales of smart phones, Blackberry and data cards, which also produce better margins. However, the margin trend for these items is declining. The handset business remains vital to support overall strategy for AIS on growing our mobile service and to support the future launch of the 3G service.

3G-2.1GHz license timeline is progressing with the National Telecommunications Commission (NTC)'s publication of criteria and procedure for spectrum licensing for IMT mobile phone service in the frequency band of 2.1GHz in the Royal Gazette in late July. The auction is assumed to start sometime in September 2010.

Capital management will only be considered once the Company has a clearer view on the timeline of the potential 3G license on 2.1GHz which would effect the long-term capex plan and future cash needs. Meanwhile, AIS continues to maintain its strength in low gearing, relative to the industry, and to provide a flexible competitive capability for future investment.

OPERATIONAL DATA

Subscribers	**2Q09**	**1Q10**	**2Q10**
GSM Advance	2,672,200	2,878,500	2,898,800
GSM 1800	78,300	78,300	78,400
Postpaid	2,750,500	2,956,800	2,977,200
Prepaid	25,151,500	26,552,400	27,030,500
Total subscribers	27,902,000	29,509,200	30,007,700
Net additions			
Postpaid	87,300	42,100	20,400
Prepaid	232,900	694,200	478,100
Total net additions	320,200	736,300	498,500
Churn rate (%)			
Postpaid	2.0%	2.3%	2.2%
Prepaid	4.9%	4.7%	4.7%
Blended	4.7%	4.4%	4.5%
Subscriber market share			
Postpaid	41%	43%	N/A
Prepaid	44%	44%	N/A
Total	44%	44%	N/A
ARPU excl. IC (Bt)			
GSM Advance	645	657	654
GSM 1800	631	610	596
Postpaid	645	655	652
Prepaid	188	193	185
Blended	232	240	232
ARPU incl. net IC (Bt)			
GSM Advance	605	617	614
GSM 1800	615	593	578
Postpaid	605	617	613
Prepaid	196	198	190
Blended	236	240	232
MOU (minutes: billable outgoi			
GSM Advance	529	524	509
GSM 1800	470	483	476
Postpaid	527	523	508
Prepaid	239	263	273
Blended	267	289	297
Traffic			
% outgoing to total minute	48%	48%	47%
% on-net to total outgoing	78%	80%	80%

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2010



KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2010, and the related statements of income for the three-month and six-month periods ended 30 June 2010 and 2009, and the related statements of changes in equity and cash flows for the six-month periods ended 30 June 2010 and 2009 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2009 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 12 February 2010. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
6 August 2010

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 June 2010 (Unaudited)	31 December 2009	30 June 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		18,842,130	24,261,229	4,863,864	9,354,864
Specifically-designated bank deposits	*4*	885,377	905,921	-	-
Current investments		4,974,285	43,975	2,000,000	-
Trade accounts receivable	*3, 5*	5,188,833	5,772,882	5,569,605	6,411,329
Amounts due from and loans to related parties	*3*	1,125	376	3,709,453	2,298,461
Inventories		1,011,094	629,388	32,318	43,684
Value added tax receivables		217,928	406,479	217,928	406,478
Other current assets		1,877,817	1,551,132	1,271,289	1,352,325
Total current assets		**32,998,589**	**33,571,382**	**17,664,457**	**19,867,141**
Non-current assets					
Investments in subsidiaries	*7*	-	-	20,274,106	20,223,107
Other long-term investments		937,958	3,259,830	93,161	2,092,761
Property, plant and equipment	*8*	7,586,837	8,167,485	3,982,196	5,186,258
Assets under the Agreements for operation	*8*	54,565,093	61,547,317	52,591,608	59,050,772
Swap and forward contracts receivable	*16*	1,445,993	1,464,135	1,445,993	1,464,136
Intangible assets	*8*	5,341,389	6,285,805	744,990	1,268,046
Deferred tax assets		9,978,106	10,051,553	9,153,972	9,184,971
Other non-current assets		643,164	678,218	596,101	634,226
Total non-current assets		**80,498,540**	**91,454,343**	**88,882,127**	**99,104,277**
Total assets		**113,497,129**	**125,025,725**	**106,546,584**	**118,971,418**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 30 June 2010 and 31 December 2009

Liabilities and equity	*Note*	**Consolidated financial statements** 30 June 2010 (Unaudited)	31 December 2009	**Separate financial statements** 30 June 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current liabilities					
Trade accounts payable	*3, 9*	2,614,518	2,728,774	2,429,679	2,407,114
Amounts due to and short-term loans from related parties	*3*	200,308	240,104	769,188	666,193
Current portion of long-term borrowings	*10*	480,831	497,440	477,928	493,566
Accrued revenue sharing expenses	*1*	6,128,575	3,069,881	5,334,977	2,622,779
Unearned income - mobile phone service		2,883,672	2,850,723	2,973,188	3,101,252
Advanced receipts from customers		606,624	653,975	-	-
Income tax payable		3,114,867	2,631,354	2,522,194	2,300,054
Other current liabilities		3,884,406	3,910,832	3,347,016	3,642,138
Total current liabilities		**19,913,801**	**16,583,083**	**17,854,170**	**15,233,096**
Non-current liabilities					
Long-term borrowings	*10*	36,356,918	36,620,437	36,355,108	36,617,472
Other non-current liabilities		11,131	11,186	-	-
Total non-current liabilities		**36,368,049**	**36,631,623**	**36,355,108**	**36,617,472**
Total liabilities		**56,281,850**	**53,214,706**	**54,209,278**	**51,850,568**
Equity					
Share capital	*11*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,966,472	2,965,443	2,966,472	2,965,443
Additional paid-in capital					
Premium on ordinary shares	*12*	21,918,154	21,838,008	21,918,154	21,838,008
Advanced receipts for share subscription	*12*	22,728	-	22,728	-
Unrealised surpluses					
Fair value changes on dilution of investment		161,187	161,187	-	-
Fair value changes on other investments		4,033	162	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		31,379,550	46,146,426	26,929,952	41,817,399
Total equity attributable to equity holders of the Company		**56,952,124**	**71,611,226**	**52,337,306**	**67,120,850**
Minority interests		263,155	199,793	-	-
Total equity		**57,215,279**	**71,811,019**	**52,337,306**	**67,120,850**
Total liabilities and equity		**113,497,129**	**125,025,725**	**106,546,584**	**118,971,418**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 June 2010 and 2009 (Unaudited)

		Consolidated financial statements		Separate financial statements	
	Note	2010	2009	2010	2009
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		24,708,656	23,553,430	23,805,893	22,670,719
Revenue from sale of goods		1,814,429	1,644,219	-	-
Total revenues		**26,523,085**	**25,197,649**	**23,805,893**	**22,670,719**
Cost					
Cost of rendering of services and equipment rentals		(9,446,790)	(10,041,575)	(10,178,303)	(9,921,405)
Revenue sharing expense		(5,258,979)	(4,848,828)	(4,884,985)	(4,574,284)
Cost of sale of goods		(1,509,737)	(1,599,478)	-	-
Total cost		**(16,215,506)**	**(16,489,881)**	**(15,063,288)**	**(14,495,689)**
Gross profit		**10,307,579**	**8,707,768**	**8,742,605**	**8,175,030**
Selling and administrative expenses					
Selling expenses		(622,915)	(657,864)	(605,395)	(632,836)
Administrative expenses		(1,867,001)	(1,707,868)	(1,991,043)	(1,872,038)
Total selling and administrative expenses		**(2,489,916)**	**(2,365,732)**	**(2,596,438)**	**(2,504,874)**
Profit from sales, services and equipment rentals		**7,817,663**	**6,342,036**	**6,146,167**	**5,670,156**
Other operating income		139,898	137,563	158,690	123,212
Impairment loss of assets		(350,000)	-	-	-
Net foreign exchange gain (loss)		(9,929)	41,018	(15,942)	29,097
Management benefit expenses		(29,713)	(16,215)	(29,653)	(16,143)
Operating results		**7,567,919**	**6,504,402**	**6,259,262**	**5,806,322**
Dividend income		-	-	-	-
Profit before finance costs and income tax expenses		**7,567,919**	**6,504,402**	**6,259,262**	**5,806,322**
Finance costs		(435,327)	(496,814)	(437,812)	(495,073)
Income tax expense		(2,220,210)	(1,811,564)	(1,773,578)	(1,592,036)
Profit for the period		**4,912,382**	**4,196,024**	**4,047,872**	**3,719,213**
Attributable to :					
Equity holders of the Company		4,878,552	4,197,441	4,047,872	3,719,213
Minority interests		33,830	(1,417)	-	-
Profit for the period		**4,912,382**	**4,196,024**	**4,047,872**	**3,719,213**
Earnings per share (Baht)	*14*				
Basic		1.64	1.42	1.36	1.26
Diluted		1.64	1.42	1.36	1.26

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of income
For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		49,945,543	47,820,080	48,098,023	45,976,364
Revenue from sale of goods		3,542,142	3,677,538	-	-
Total revenues		**53,487,685**	**51,497,618**	**48,098,023**	**45,976,364**
Cost					
Cost of rendering of services and equipment rentals		(19,440,071)	(20,129,378)	(20,438,388)	(19,888,565)
Revenue sharing expense		(10,613,946)	(9,831,036)	(9,944,451)	(9,271,541)
Cost of sale of goods		(2,953,642)	(3,587,598)	-	-
Total cost		**(33,007,659)**	**(33,548,012)**	**(30,382,839)**	**(29,160,106)**
Gross profit		**20,480,026**	**17,949,606**	**17,715,184**	**16,816,258**
Selling and administrative expenses					
Selling expenses		(925,287)	(1,176,835)	(860,927)	(1,105,503)
Administrative expenses		(3,752,121)	(3,581,450)	(3,986,261)	(3,742,160)
Total selling and administrative expenses		**(4,677,408)**	**(4,758,285)**	**(4,847,188)**	**(4,847,663)**
Profit from sales, services and equipment rentals		**15,802,618**	**13,191,321**	**12,867,996**	**11,968,595**
Other operating income		316,712	321,180	318,035	251,521
Impairment loss of assets		(740,000)	-	-	-
Net foreign exchange gain (loss)		(75,868)	61,855	(90,372)	44,651
Management benefit expenses		(49,506)	(32,846)	(49,326)	(32,696)
Operating results		**15,253,956**	**13,541,510**	**13,046,333**	**12,232,071**
Dividend income	*3*	-	-	1,217,497	1,482,496
Profit before finance costs and income tax expenses		**15,253,956**	**13,541,510**	**14,263,830**	**13,714,567**
Finance costs		(867,423)	(1,004,438)	(863,537)	(1,010,338)
Income tax expense		(4,472,422)	(3,772,831)	(3,670,117)	(3,365,117)
Profit for the period		**9,914,111**	**8,764,241**	**9,730,176**	**9,339,112**
Attributable to :					
Equity holders of the Company		9,850,747	8,764,715	9,730,176	9,339,112
Minority interests		63,364	(474)	-	-
Profit for the period		**9,914,111**	**8,764,241**	**9,730,176**	**9,339,112**
Earnings per share (Baht)	*14*				
Basic		3.32	2.96	3.28	3.15
Diluted		3.32	2.96	3.28	3.15

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

Consolidated financial statements

	Note	Issued and paid-up share capital	Additional paid-in capital	Advance receipts for share subscription	Unrealised surplus		Retained earnings		Total equity attributable to equity holders of the Company	Minority interests	Total equity
			Share premium		Revaluation difference on dilution of investment	Revaluation difference on other investment	Legal reserve	Unappro-priated			
						(in thousand Baht)					
Balance at 1 January 2009		**2,961,740**	**21,545,336**	-	**161,187**	-	**500,000**	**47,754,800**	**72,923,063**	**512,582**	**73,435,645**
Net change in fair value recognised in equity		-	-	-	-	482	-	-	482	-	482
Profit for the period		-	-	-	-	-	-	8,764,715	8,764,715	(474)	8,764,241
Dividends	*15*	-	-	-	-	-	-	(9,774,254)	(9,774,254)	-	(9,774,254)
Issue of share capital	*11,12*	722	56,370	-	-	-	-	-	57,092	-	57,092
Advanced receipts for share subscription	*12*	-	-	12,238	-	-	-	-	12,238	-	12,238
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(4)	(4)
Balance at 30 June 2009		**2,962,462**	**21,601,706**	**12,238**	**161,187**	**482**	**500,000**	**46,745,261**	**71,983,336**	**512,104**	**72,495,440**
Balance at 1 January 2010		**2,965,443**	**21,838,008**	-	**161,187**	**162**	**500,000**	**46,146,426**	**71,611,226**	**199,793**	**71,811,019**
Net change in fair value recognised in equity		-	-	-	-	3,871	-	-	3,871	-	3,871
Profit for the period		-	-	-	-	-	-	9,850,747	9,850,747	63,364	9,914,111
Dividends	*15*	-	-	-	-	-	-	(24,617,623)	(24,617,623)	-	(24,617,623)
Issue of share capital	*11,12*	1,029	80,146	-	-	-	-	-	81,175	-	81,175
Advanced receipts for share subscription	*12*	-	-	22,728	-	-	-	-	22,728	-	22,728
Increase in minority interest from the addition of share		-	-	-	-	-	-	-	-	1	1
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(3)	(3)
Balance at 30 June 2010		**2,966,472**	**21,918,154**	**22,728**	**161,187**	**4,033**	**500,000**	**31,379,550**	**56,952,124**	**263,155**	**57,215,279**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

		Separate financial statements					
			Additional paid-in capital		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
		(in thousand Baht)					
Balance at 1 January 2009		**2,961,740**	**21,545,336**	**-**	**500,000**	**40,820,392**	**65,827,468**
Profit for the period		-	-	-	-	9,339,112	9,339,112
Dividends		-	-	-	-	(9,774,254)	(9,774,254)
Issue of share capital	*11,12*	722	56,370	-	-	-	57,092
Advanced receipts for share subscription	*12*	-	-	12,238	-	-	12,238
Balance at 30 June 2009		**2,962,462**	**21,601,706**	**12,238**	**500,000**	**40,385,250**	**65,461,656**
Balance at 1 January 2010		**2,965,443**	**21,838,008**	**-**	**500,000**	**41,817,399**	**67,120,850**
Profit for the period		-	-	-	-	9,730,176	9,730,176
Dividends	*15*	-	-	-	-	(24,617,623)	(24,617,623)
Issue of share capital	*11,12*	1,029	80,146	-	-	-	81,175
Advanced receipts for share subscription	*12*	-	-	22,728	-	-	22,728
Balance at 30 June 2010		**2,966,472**	**21,918,154**	**22,728**	**500,000**	**26,929,952**	**52,337,306**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period	9,914,111	8,764,241	9,730,176	9,339,112
Adjustments for				
Depreciation	1,588,964	1,600,231	1,293,187	1,453,051
Amortisation	8,211,979	8,221,206	7,425,233	7,346,860
Interest income	(184,924)	(195,232)	(148,055)	(82,156)
Dividend income from subsidiaries	-	-	(1,217,497)	(1,482,496)
Finance costs	867,423	1,004,438	863,537	1,010,338
Impairment loss of assets	740,000	-	-	-
Doubtful accounts and bad debts expense	336,815	378,518	363,118	393,590
Allowance for obsolete inventories and write-off, net	4,535	25,981	12,400	18,775
(Gain) loss on disposals and write-off of assets	91,423	491	92,682	(637)
Unrealised (Gain) loss on foreign currencies	(31,137)	4,921	(30,518)	6,657
Deferred tax	73,464	135,276	30,999	117,190
Income tax expense	4,398,958	3,637,555	3,639,118	3,247,927
Profit before changes in operating assets and liabilities	26,011,611	23,577,626	22,054,380	21,368,211
Changes in operating assets and liabilities				
Specifically-designated bank deposits	20,544	219,367	-	-
Trade accounts receivable	246,277	(109,142)	507,970	2,539,352
Amounts due from related parties	(749)	84	(90,084)	7,188
Inventories	(386,240)	660,018	(1,035)	7,227
Value added tax receivable	183,809	71,107	183,809	71,107
Other current assets	(260,725)	679,448	144,571	246,337
Swap and forward contracts receivable	(95)	(3,534)	(95)	(3,534)
Other non-current assets	35,054	11,866	38,124	8,490
Trade accounts payable	31,243	243,427	7,411	265,936
Amounts due to related parties	(39,796)	(297,261)	102,995	(345,809)
Accrued revenue sharing expenses	3,058,694	2,447,067	2,712,198	2,261,230
Unearned income - mobile phone service	32,949	(442,045)	(128,063)	(790,479)
Advanced receipts from customers	(47,351)	(21,971)	-	-
Other current liabilities	(44,415)	(365,722)	(348,959)	(252,405)
Other non-current liabilities	(55)	(180)	-	-
Income tax paid	(3,942,583)	(4,008,918)	(3,416,665)	(3,192,088)
Net cash provided by operating activities	**24,898,172**	**22,661,237**	**21,766,557**	**22,190,763**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	181,462	157,151	125,143	80,906
Short-term loans to subsidiaries, net	-	-	(395,000)	(1,035,000)
Net changes in current investments	(4,930,319)	105,968	(2,000,000)	-
Net change in long-term investment	2,325,752	(15,722)	1,999,600	-
Additional investments in a subsidiary	-	-	(50,999)	-
Sale of property and equipment	23,489	11,362	138,178	9,060
Purchase of property, plant, equipment and computer software	(1,264,787)	(2,075,281)	(704,962)	(1,037,944)
Purchase of assets under the Agreements for operation	(1,023,415)	(3,876,196)	(963,192)	(3,743,526)
Dividend received from subsidiaries	-	-	1,217,497	1,482,496
Net cash used in investing activities	**(4,687,818)**	**(5,692,718)**	**(633,735)**	**(4,244,008)**
Cash flows from financing activities				
Interest paid	(813,182)	(953,041)	(817,369)	(964,047)
Other finance costs paid	(45,573)	(56,540)	(37,499)	(53,520)
Repayments of short-term loans from a subsidiary	-	-	-	(5,500,000)
Proceeds of long-term borrowings	-	8,535,116	-	8,535,116
Repayments of long-term borrowings	(243,074)	(3,501,491)	(243,074)	(3,501,491)
Finance lease principal payments	(13,902)	(14,661)	(12,160)	(11,354)
Proceeds from issue of ordinary shares	81,176	57,092	81,175	57,092
Advanced receipts for share subscription	22,728	12,238	22,728	12,238
Dividends paid to equity holders of the Company	(24,617,623)	(9,774,254)	(24,617,623)	(9,774,254)
Dividends paid to minority interests	(3)	(4)	-	-
Net cash used in financing activities	**(25,629,453)**	**(5,695,545)**	**(25,623,822)**	**(11,200,220)**
Net increase (decrease) in cash and cash equivalents	**(5,419,099)**	**11,272,974**	**(4,491,000)**	**6,746,535**
Cash and cash equivalents at beginning of period	24,261,229	15,009,291	9,354,864	2,665,329
Effect of exchange rate changes on balances held in foreign currencies	-	(10,253)	-	(10,253)
Cash and cash equivalents at end of period	**18,842,130**	**26,272,012**	**4,863,864**	**9,401,611**
Supplemental disclosures of cash flow information				
Non-cash transactions				
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation	629,594	1,293,636	362,041	916,005

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and six-month periods ended 30 June 2010 (Unaudited)

Note **Contents**

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 6 August 2010.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.60% *(31 December 2009: 42.65%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 21.31% *(31 December 2009: 21.33%)* of the share capital of the Company.

The principal business operations of the Company and its subsidiaries are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator. The Company has been granted permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone, either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement ends on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operating the 900-MHz Cellular System to TOT when the installation has been completed and the Company shall pay TOT annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from the mobile phone service prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement. The Agreement does not specify a minimum cumulative amount over the term of the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	Percentage of revenues	Minimum annual revenue sharing *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator. Advanced Data network Communications Co., Ltd. ("ADC"), an indirect subsidiary, has been granted permission from TOT, under the Agreement dated 19 September 1989, for rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of the Metropolitan Telephone Exchange.

   Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipment or assets for operation of DATAKIT System to TOT when the installation has been completed and ADC shall pay TOT annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from service of DATAKIT

VIRTUAL CIRCUIT SWITCH prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 (11.23% of total shares) to TOT on 17 March 1998 in consideration of such waiver. As at 30 June 2010, TOT owns 48.12% of ADC's total share *(31 December 2009: 48.12%).*

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator. Digital Phone Company Limited ("DPC"), a subsidiary, has been granted permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz, nationwide. DPC started the operation commencing from 28 May 1997, ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

   Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deducting any expenses and any tax and fees which the minimum revenue sharing must accumulate, over the term of the Agreement, not less than Baht 5,400 million as follows:

Year	Percentage of revenues	Minimum annual revenue sharing *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

   As at 30 June 2010, DPC paid the revenue sharing to CAT in a total amount of Baht 7,493 million *(31 December 2009: Baht 7,170 million).*

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a licence granted from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence granted from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence granted from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence granted from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE ends 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a licence granted from the National Telecommunications Commission ("NTC").

11) The operation of acquiring and/or renting land, building, and related facilities related to telecommunication business

12) The operation of IT, and content aggregation businesses.

Details of the Company's subsidiaries as at 30 June 2010 and 31 December 2009 were as follows:

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			30 June 2010	31 December 2009
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Service provider of digital mobile phone system in 1800 MHz	Thailand	98.55	98.55
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	99.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.99
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television service	Thailand	99.99	99.99

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			30 June 2010	31 December 2009
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99
Mobile Broadband Business Co., Ltd.* (* Indirect subsidiary)	Not start operation	Thailand	99.99	99.99
Advanced Mobile Broadband Co., Ltd.* (* Indirect subsidiary)	Not start operation	Thailand	99.99	99.99
Fax Lite Co., Ltd.	Operate in acquiring and/or renting land, building, and related facilities related to telecommunication business	Thailand	99.97	-
MIMO Tech Co., Ltd. (formerly: i Zone Co., Ltd.)	Operate IT, and content aggregator businesses.	Thailand	99.99	-

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2009. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

On 26 May 2010, the FAP announced (Announcement No. 17/2010) the issuing a number of new and revised Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) (revised 2009). The Group has adopted the revised Framework (revised 2009) for the Preparation and Presentation of Financial Statements. The adoption of the revised Framework does not have any material impact on the consolidated or separate financial statements. New and revised TAS and TFRS which are not currently effective and have not been adopted in the preparation of these financial statements are disclosed in note 21.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	**Country of incorporation/ nationality**	**Nature of relationships**
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Laos and Cambodia	Major shareholder, 42.60% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 21.31% shareholding and some common directors
Thanachart Group	Thailand	Managing Director of Thanachart Group is the Company's director

Significant transactions for the three-month and six-month periods ended 30 June 2010 and 2009 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2010	2009	2010	2009
	(in million Baht)			
Service income				
Subsidiaries	-	-	354	305
Shin Corporation and its related parties	26	33	5	5
Related party of SingTel Strategic Investments Pte Ltd.	99	116	97	115
	125	**149**	**456**	**425**
Sales of prepaid cards				
Subsidiaries	-	-	**2,841**	**4,565**

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2010	2009	2010	2009
		(in million Baht)		
Sales of Refill on mobile (ROM)				
Subsidiaries	**-**	**-**	**7,770**	**4,877**
Sales of property and other assets				
Subsidiaries	**-**	**-**	**927**	**2**
Interest income				
Subsidiaries	-	-	32	16
Thanachart Group	14	1	8	1
	14	**1**	**40**	**17**
Other income				
Subsidiaries	-	-	39	30
Shin Corporation and its related parties	1	1	1	-
	1	**1**	**40**	**30**
Rental and other service expenses				
Subsidiaries	-	-	2,224	1,191
Shin Corporation and its related parties	149	108	97	102
SingTel Strategic Investments Pte Ltd. and its related parties	120	88	109	81
Thanachart Group	4	3	4	3
	273	**199**	**2,434**	**1,377**
Advertising expense - net*				
Related parties of Shin Corporation	**97**	**69**	**95**	**64**
Advertising expense - gross **				
Related parties of Shin Corporation	**144**	**141**	**136**	**131**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2010	2009	2010	2009
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	28	32
Related parties of Shin Corporation	84	72	83	71
	84	**72**	**111**	**103**
Commission expense				
Subsidiaries	**-**	**-**	**303**	**293**
Management benefit expenses	**30**	**16**	**30**	**16**

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 June	2010	2009	2010	2009
	(in million Baht)			
Finance costs				
Subsidiaries	-	-	4	-
Thanachart Group	1	1	1	1
	1	**1**	**5**	**1**
Dividend paid				
Shin Corporation	10,489	4,170	10,489	4,170
SingTel Strategic Investments Pte Ltd.	4,714	1,875	4,714	1,875
	15,203	**6,045**	**15,203**	**6,045**

	Consolidated financial statements		**Separate financial statements**	
Six-month period ended 30 June	2010	2009	2010	2009
	(in million Baht)			
Service income				
Subsidiaries	-	-	804	635
Shin Corporation and its related parties	53	67	11	10
Related party of SingTel Strategic Investments Pte Ltd.	259	244	254	240
	312	**311**	**1,069**	**885**
Sales of prepaid cards				
Subsidiaries	**-**	**-**	**5,915**	**10,392**
Sales of Refill on mobile(ROM)				
Subsidiaries	**-**	**-**	**15,262**	**9,024**
Sales of property and other assets				
Subsidiaries	**-**	**-**	**1,042**	**2**
Dividend income				
Subsidiaries	**-**	**-**	**1,217**	**1,482**
Interest income				
Subsidiaries	-	-	62	25
Thanachart Group	36	3	25	3
	36	**3**	**87**	**28**
Other income				
Subsidiaries	-	-	49	59
Shin Corporation and its related parties	2	1	1	-
	2	**1**	**50**	**59**

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2010	2009	2010	2009
	(in million Baht)			
Rental and other service expenses				
Subsidiaries	-	-	3,811	2,348
Shin Corporation and its related parties	266	212	207	198
SingTel Strategic Investments Pte Ltd. and its related parties	205	168	186	153
Thanachart Group	8	6	8	5
	479	**386**	**4,212**	**2,704**
Advertising expense - net *				
Related parties of Shin Corporation	**135**	**116**	**130**	**106**
Advertising expense - gross **				
Related parties of Shin Corporation	**289**	**310**	**245**	**296**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2010	2009	2010	2009
	(in million Baht)			
Sale promotion expense				
Subsidiaries	-	-	59	56
Related parties of Shin Corporation	101	104	100	103
SingTel Strategic Investments Pte Ltd. and its related parties	3	-	3	-
	104	**104**	**162**	**159**
Commission expense				
Subsidiaries	**-**	**-**	**607**	**584**
Management benefit expenses	**49**	**33**	**49**	**33**
Finance costs				
Subsidiaries	-	-	4	9
Thanachart Group	2	2	2	2
	2	**2**	**6**	**11**
Dividend paid				
Shin Corporation	10,489	4,170	10,489	4,170
SingTel Strategic Investments Pte Ltd.	4,714	1,875	4,714	1,875
	15,203	**6,045**	**15,203**	**6,045**

Balances as at 30 June 2010 and 31 December 2009 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Trade accounts receivable				
Subsidiaries	-	-	1,292	1,857
Shin Corporation and its related parties	11	12	4	4
Related party of SingTel Strategic Investments Pte Ltd.	157	198	154	194
Total	**168**	**210**	**1,450**	**2,055**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	1,083	68
Shin Corporation and its related parties	1	-	1	-
	1	-	1,084	68
Short-term loans				
Subsidiaries	-	-	2,625	2,230
Total	**1**	**-**	**3,709**	**2,298**

As at 30 June 2010, short-term loans at call to subsidiaries represent promissory notes, bearing interest at the rate of 5.03% per annum *(31 December 2009: 5.03% per annum).*

Movements during the six-month periods 30 June 2010 and 2009 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2010	2009
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	2,230	465
Increase	405	1,035
Decrease	(10)	-
At 30 June	**2,625**	**1,500**

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	759	500
Shin Corporation and its related parties	65	40	16	39
Related party of SingTel Strategic Investments Pte Ltd.	101	77	94	71
Total	**166**	**117**	**869**	**610**

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Amounts due to related parties				
Other payables				
Subsidiaries	-	-	579	446
Shin Corporation and its related parties	163	212	153	192
Related party of SingTel Strategic Investments Pte Ltd.	37	28	37	28
Total	**200**	**240**	**769**	**666**

Movements during the six-month periods ended 30 June 2010 and 2009 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2010	2009
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	-	5,500
Increase	2,500	-
Decrease	(2,500)	(5,500)
At 30 June	-	-

	financial statements		financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Long-term debentures				
Subsidiary	-	-	1	1
Director of the Company and its related parties	1	1	1	1
Total	**1**	**1**	**2**	**2**

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into interconnection and national roaming agreements with Digital Phone Company Limited, a subsidiary. The suspension or termination of the agreement shall be referred to the regulations and conditions of the National Telecommunications Commission.

2) The Company has entered into a site share agreement with its subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

3) The Company and its subsidiaries have entered into a call center service agreement with Advanced Contact Center Co., Ltd. ("ACC"), a subsidiary. ACC will provide service and required information including resolving problem requests from the Group's customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

4) The Company has entered into an agreement with Advanced Magic Card Co., Ltd. and Advanced Mpay Co., Ltd, its subsidiaries, to provide payment service for goods/service purchased through electronic cash cards and mobile phones. The contract parties have a right to terminate the agreement by giving advance written notice of not less than 30 days.

5) The Company and its subsidiaries have entered into an international roaming service agreement with the Group of SingTel Strategic Investments Pte. Ltd., related parties. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

6) The Company has entered into a satellite transponder lease agreement with Thaicom Public Company Limited, a related party, for a monthly fee according to the rate and condition specified in the agreement. The agreement is valid until 21 June 2012.

7) The Group has entered into agreements with I.T. Applications and Services Company Limited, a related party, to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance written notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	**Warrants**	**Exercise price per unit**	**Exercise ratio**	**Adjustment to exercise price per unit and ratio (effective from 16 April 2010 onward)**	
	(Million units)			*(Price)*	*(Ratio)*
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	32.37	1:1.29023
31 July 2006 (Grant V)	6.99	37.68	1 : 1	30.13	1:1.25071

Movements during the six-month periods ended 30 June 2010 and 2009 of the number of SHIN's warrants are as follows:

	Separate financial statements	
	2010	2009
	(million units)	
At 1 January	1.80	2.45
Cancelled	(0.97)	-
At 30 June	**0.83**	**2.45**

For the six-month periods ended 30 June 2010, the Company's directors have not exercised warrants *(2009: Directors have not exercised warrants).*

4 Specifically-designated bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks equal to the subsidiaries' outstanding balance of advance from customers as at 30 June 2010 amounting to Baht 885 million *(31 December 2009: Baht 906 million)* cannot be used for other purposes apart from payments to service providers.

5 Trade accounts receivable

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(in million Baht)			
Related parties	*3*	168	210	1,450	2,055
Other parties		3,211	3,618	2,292	2,433
Accrued income		2,484	2,567	2,460	2,497
		5,863	6,395	6,202	6,985
Less allowance for doubtful accounts		(674)	(622)	(632)	(574)
Total		**5,189**	**5,773**	**5,570**	**6,411**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Related parties				
Current - 3 months	166	205	1,349	1,878
Overdue 3 - 6 months	2	2	33	44
Overdue 6 - 12 months	-	3	63	98
Overdue over 12 months	-	-	5	35
	168	210	1,450	2,055
Less allowance for doubtful accounts	-	-	-	-
Net	**168**	**210**	**1,450**	**2,055**
Other parties				
Current - 3 months	5,209	5,724	4,329	4,562
Overdue 3 - 6 months	175	133	163	114
Overdue 6 - 12 months	20	163	19	147
Overdue over 12 months	291	165	241	107
	5,695	6,185	4,752	4,930
Less allowance for doubtful accounts	(674)	(622)	(632)	(574)
Net	**5,021**	**5,563**	**4,120**	**4,356**
Total	**5,189**	**5,773**	**5,570**	**6,411**

The normal credit term granted by the Group ranges from 14 days to 30 days.

6 Other long-term investments

On 29 January 2010, the Company invested in Clearing House for Number Portability Co., Ltd., a joint investment of 5 mobile phone operators in Thailand to provide mobile number portability ("MNP") service, of 4.0 thousand ordinary shares, totaling Baht 0.4 million. Total shares invested represent 20.00% of its paid-up share capital.

7 Investments in subsidiaries

Movements on investments during the six-month periods ended 30 June 2010 and 2009 were as follows:

	Separate financial statements	
	2010	2009
	(in million Baht)	
At 1 January	20,223	20,223
Acquisitions	51	-
At 30 June	**20,274**	**20,223**

Dividend income from subsidiaries

At the annual general meeting of the subsidiaries, resolutions were passed to approve the dividend payment to the shareholders as follows:

Company	**Date of meeting**	**Dividend Baht/share**	**Amount Million Baht**
Advanced Contact Center Co., Ltd.	23 March 2010	6.25	170
Advanced Magic Card Co., Ltd.	23 March 2010	7.50	188
AIN GlobalComm Co., Ltd.	23 March 2010	430.00	860

On 3 June 2010, MIMO Tech Co., Ltd. ("MMT"), a subsidiary, registered the increase in the share capital from Baht 1 million (10,000 ordinary shares, Baht 100 par value) to Baht 50 million (500,000 ordinary shares, Baht 100 par value) with the Ministry of Commerce. The purpose of the capital increase is for future investment. The Company paid for the increased shares by Baht 100 per share, totalling Baht 50 million and holds 99.99% of the issued share capital.

Investments in subsidiaries and indirect subsidiary as at 30 June 2010 and 31 December 2009, and dividend income from those investments for the six-month periods ended 30 June 2010 and 2009 were as follows:

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the six months ended	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	30 June 2009
	(%)		*(in million Baht)*									
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	170	170
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	187	212
Advanced Mpay Co., Ltd.	99.99	99.99	300	300	336	336	-	-	336	336	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	860	1,100
Advanced Wireless Network Co., Ltd.	99.99	99.99	350	350	350	350	-	-	350	350	-	-
Super Broadband Network Co., Ltd.	99.99	99.99	300	300	300	300	-	-	300	300	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Fax Lite Co., Ltd.	99.97	-	1	-	1	-	-	-	1	-	-	-
MIMO Tech Co., Ltd. (Formerly: i Zone Co., Ltd)	99.99	-	50	-	50	-	-	-	50	-	-	-
Total					**26,148**	**26,097**	**(5,874)**	**(5,874)**	**20,274**	**20,223**	**1,217**	**1,482**

8 Capital expenditure

Acquisitions, disposals and transfers of capital expenditure during the six-month periods ended 30 June 2010 and 2009 were as follows:

	Consolidated financial statements							
	2010				2009			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
				(in million Baht)				
Cost								
At 1 January	36,313	188,870	26,017	251,200	33,870	184,149	25,584	243,603
Additions	1,101	1,027	72	2,200	1,967	3,334	151	5,452
Transfer & reclassify	(65)	(53)	68	(50)	(73)	(40)	103	(10)
Disposal	(339)	(962)	-	(1,301)	(184)	-	-	(184)
At 30 June	**37,010**	**188,882**	**26,157**	**252,049**	**35,580**	**187,443**	**25,838**	**248,861**
Accumulated depreciation and amortisation								
At 1 January	(28,146)	(127,323)	(19,731)	(175,200)	(25,726)	(111,104)	(19,046)	(155,876)
Depreciation and amortisation	(1,588)	(7,867)	(345)	(9,800)	(1,600)	(7,889)	(332)	(9,821)
Transfer & reclassify	(3)	3	-	-	23	-	(23)	-
Impairment loss	-	-	(740)	(740)	-	-	-	-
Disposal	314	870	-	1,184	172	-	-	172
At 30 June	**(29,423)**	**(134,317)**	**(20,816)**	**(184,556)**	**(27,131)**	**(118,993)**	**(19,401)**	**(165,525)**
Net book value								
At 1 January	**8,167**	**61,547**	**6,286**	**76,000**	**8,144**	**73,045**	**6,538**	**87,727**
At 30 June	**7,587**	**54,565**	**5,341**	**67,493**	**8,449**	**68,450**	**6,437**	**83,336**

	Separate financial statements							
	2010				2009			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
	(in million Baht)							
Cost								
At 1 January	32,181	173,971	4,398	210,550	31,277	169,250	4,000	204,527
Additions	642	963	84	1,689	853	3,299	148	4,300
Transfer & reclassify	(68)	-	68	-	(56)	(41)	88	(9)
Disposal	(2,961)	(962)	(878)	(4,801)	(181)	-	-	(181)
At 30 June	**29,794**	**173,972**	**3,672**	**207,438**	**31,893**	**172,508**	**4,236**	**208,637**
Accumulated depreciation and amortisation								
At 1 January	(26,995)	(114,920)	(3,130)	(145,045)	(24,829)	(100,166)	(2,931)	(127,926)
Depreciation and amortisation	(1,293)	(7,330)	(95)	(8,718)	(1,453)	(7,254)	(93)	(8,800)
Transfer & reclassify	-	-	-	-	16	-	(16)	-
Disposal	2,476	870	298	3,644	172	-	-	172
At 30 June	**(25,812)**	**(121,380)**	**(2,927)**	**(150,119)**	**(26,094)**	**(107,420)**	**(3,040)**	**(136,554)**
Net book value								
At 1 January	**5,186**	**59,051**	**1,268**	**65,505**	**6,448**	**69,084**	**1,069**	**76,601**
At 30 June	**3,982**	**52,592**	**745**	**57,319**	**5,799**	**65,088**	**1,196**	**72,083**

9 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(in million Baht)			
Related parties	*3*	166	117	869	610
Other parties		2,449	2,612	1,561	1,797
Total		**2,615**	**2,729**	**2,430**	**2,407**

10 Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2010
	(in million Baht)			
Current				
Current portion of long-term borrowings, net	463	476	463	476
Current portion of finance lease liabilities	18	22	15	18
	481	498	478	494
Non-current				
Long-term borrowings, net	16,831	17,096	16,831	17,096
Long-term debentures, net	19,478	19,474	19,479	19,474
Finance lease liabilities	48	50	45	47
	36,357	36,620	36,355	36,617
Total	**36,838**	**37,118**	**36,833**	**37,111**

Under the terms and conditions of the long-term borrowings and debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2010 and 31 December 2009 are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values*	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Long-term debentures	**19,500**	**19,500**	**20,652**	**20,494**

* Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the reporting date.

Movement during the six-month periods ended 30 June 2010 and 2009 of borrowings were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in million Baht)			
At 1 January	37,118	36,812	37,111	36,800
Additions	9	8,544	8	8,544
Bond issuing cost	-	(19)	-	(19)
Repayments	(257)	(3,516)	(255)	(3,512)
Terminate cost	(1)	-	-	-
Unrealised gain on foreign exchange	(35)	(1,162)	(35)	(1,162)
Amortisation of bond issuing cost	4	5	4	5
At 30 June	**36,838**	**40,664**	**36,833**	**40,656**

11 Share capital

	Par value per share	2010 Number	2010 Baht	2009 Number	2009 Baht
	(in Baht)	*(million shares / million Baht)*			
Authorised					
At 1 January					
- ordinary shares	1	4,997	4,997	4,997	4,997
At 30 June					
- ordinary shares	**1**	**4,997**	**4,997**	**4,997**	**4,997**
Issued and paid-up					
At 1 January					
- ordinary shares	1	2,965	2,965	2,962	2,962
Issue of new shares	1	1	1	-	-
At 30 June					
- ordinary shares	**1**	**2,966**	**2,966**	**2,962**	**2,962**

During the six-month period ended 30 June 2010, the Company registered the increase in share capital with the Ministry of Commerce for 1.0 million ordinary shares from the exercise of 0.9 million warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 1.0 million and Baht 80.0 million, respectively.

As at 30 June 2010, the total issued number of ordinary shares is 2,966 million shares *(31 December 2009: 2,965 million shares)* with a par value of Baht 1 per share *(31 December 2009: Baht 1 per share)*. All issued shares are fully paid.

12 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

	Issued date	Issued units Million	Percentage*	Exercise price Baht/unit**	Exercise period Start	End
ESOP - Grant I	27 March 2002	14.00	0.48	44.62	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	8.47	0.29	37.61	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	9.00	0.31	77.20	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	9.69	0.33	82.42	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	10.14	0.34	72.95	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercise price was on 12 April 2010.

Movements in the number of warrants outstanding during the six-month periods ended 30 June 2010 and 2009 are as follows:

	2010			2009		
	Directors	Employees	**Total**	Directors	Employees	**Total**
			(million units)			
At 1 January	5.25	10.47	15.72	6.14	16.83	22.97
Exercised	-	(1.13)	(1.13)	-	(0.76)	(0.76)
Cancelled	(3.03)	(5.96)	(8.99)	(0.58)	(3.46)	(4.04)
At 30 June	**2.22**	**3.38**	**5.60**	**5.56**	**12.61**	**18.17**

Exercised warrants

During the six-month period ended 30 June 2010, 1.13 million warrants were exercised by the Company's employees. The exercise of 0.88 million warrants during this period increased paid-up share capital and premium on share capital by Baht 1.0 million and Baht 80.0 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.25 million units or 0.31 million shares on 5 July 2010. The Company received advanced payment from shareholders for 0.31 million shares in the amount of Baht 22.7 million in the quarter ended 30 June 2010 (see note 20).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders. The BOD or AGM approved the dividend in excess of 50% of its net profit; therefore, the Company has to adjust the exercise price & ratio as per the Prospectus clause no. 2.6.

13 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Financial information based on business segment in the consolidated financial statements for the three-month periods ended 30 June 2010 and 2009 were as follows:

	Consolidated financial statements							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2010	2009	2010	2009	2010	2009	2010	2009
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	24,517	23,353	4	10	188	190	24,709	23,553
Revenue from sales	-	-	1,814	1,645	-	-	1,814	1,645
Total revenues	**24,517**	**23,353**	**1,818**	**1,655**	**188**	**190**	**26,523**	**25,198**
Cost and operating expenses:								
Cost of sales, services and equipment rentals	(14,634)	(14,761)	(1,515)	(1,609)	(67)	(120)	(16,216)	(16,490)
Operating expenses, net	(2,290)	(2,117)	(64)	(47)	(35)	(39)	(2,389)	(2,203)
Impairment loss of assets	(350)	-	-	-	-	-	(350)	-
Operating profit (loss)	**7,243**	**6,475**	**239**	**(1)**	**86**	**31**	**7,568**	**6,505**

Financial information based on business segment in the consolidated financial statements for the six-month periods ended 30 June 2010 and 2009 were as follows:

	Consolidated financial statements							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2010	2009	2010	2009	2010	2009	2010	2009
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	49,562	47,420	8	22	376	378	49,946	47,820
Revenue from sales	-	-	3,542	3,678	-	-	3,542	3,678
Total revenues	**49,562**	**47,420**	**3,550**	**3,700**	**376**	**378**	**53,488**	**51,498**
Cost and operating expenses:								
Cost of sales, services and equipment rentals	(29,907)	(29,697)	(2,962)	(3,608)	(139)	(243)	(33,008)	(33,548)
Operating expenses, net	(4,262)	(4,097)	(149)	(230)	(75)	(81)	(4,486)	(4,408)
Impairment loss of assets	(740)	-	-	-	-	-	(740)	-
Operating profit (loss)	**14,653**	**13,626**	**439**	**(138)**	**162**	**54**	**15,254**	**13,542**

14 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month and six-month periods ended 30 June 2010 and 2009 was based on the profit for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during the periods as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2010	2009	2010	2009
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**4,879**	**4,197**	**4,047**	**3,719**
Number of ordinary shares outstanding	**2,966**	**2,962**	**2,966**	**2,962**
Earnings per share (basic) ***(in Baht)***	**1.64**	**1.42**	**1.36**	**1.26**

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2010	2009	2010	2009
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**9,851**	**8,765**	**9,730**	**9,339**
Number of ordinary shares outstanding	**2,966**	**2,962**	**2,966**	**2,962**
Earnings per share (basic) ***(in Baht)***	**3.32**	**2.96**	**3.28**	**3.15**

Diluted earnings per share

The calculation of diluted earnings per share for the three-month and six-month periods ended 30 June 2010 and 2009 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the periods after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 June	2010	2009	2010	2009
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (diluted)	**4,879**	**4,197**	**4,047**	**3,719**
Number of ordinary shares outstanding (basic)	2,966	2,962	2,966	2,962
Effect of exercise of share options	1	-	1	-
Weighted average number of ordinary shares outstanding (diluted)	**2,967**	**2,962**	**2,967**	**2,962**
Earnings per share (diluted) ***(in Baht)***	**1.64**	**1.42**	**1.36**	**1.26**

	Consolidated financial statements		Separate financial statements	
Six-month period ended 30 June	2010	2009	2010	2009
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (diluted)	**9,851**	**8,765**	**9,730**	**9,339**
Number of ordinary shares outstanding (basic)	2,966	2,962	2,966	2,962
Effect of exercise of share options	1	-	1	-
Weighted average number of ordinary shares outstanding (diluted)	**2,967**	**2,962**	**2,967**	**2,962**
Earnings per share (diluted) ***(in Baht)***	**3.32**	**2.96**	**3.28**	**3.15**

15 Dividends

At the Annual General Meeting of the Company's shareholders held on 8 April 2010, the shareholders approved a declaration of dividend for 2,966 million shares of Baht 3.30 each, totalling Baht 9,788 million. In addition, the shareholders approved an additional dividend at the rate of Baht 5.00 per share, totaling Baht 14,830 million. The dividend was paid to the shareholders on 30 April 2010.

16 Financial instruments

As at 30 June 2010 and 31 December 2009, swap and forward receivables, net are as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Swap contracts				
Swap contracts receivable	16,311	16,532	16,311	16,532
Swap contracts payable**	(14,807)	(15,024)	(14,807)	(15,024)
Total swap contracts receivable (payable)	1,504	1,508	1,504	1,508
Less current portion of swap contracts receivable presented under other current assets	26	14	26	14
Total swap contracts receivable (payable), net	**1,530**	**1,522**	**1,530**	**1,522**
Forward contracts				
Forward contracts receivable	983	1,040	983	1,040
Forward contracts payable**	(1,071)	(1,101)	(1,071)	(1,101)
Total forward contracts receivable (payable)	(88)	(61)	(88)	(61)
Less current portion of forward contracts payable presented under other current liabilities	4	3	4	3
Total forward contracts receivable (payable), net	**(84)**	**(58)**	**(84)**	**(58)**
Total swap and forward contracts receivable (payable), net	**1,446**	**1,464**	**1,446**	**1,464**

The nominal amounts and fair values of swap and forward contracts as at 30 June 2010 and 31 December 2009 are as follows:

	Consolidated and separate financial statements			
	Nominal amounts**		Fair values*	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million Baht)			
Swap contracts	14,807	15,024	15,598	15,828
Forward contracts	1,071	1,101	997	1,070
Total	**15,878**	**16,125**	**16,595**	**16,898**

*The fair value of swap and forward contracts is the adjusted value of the original contracts which the Company entered with the commercial banks with the market price on the reporting date in order to reflect the current value of the contracts.

**The nominal amount of swap and forward contracts is the value of the original contracts which the Company entered with the commercial banks and must be repaid at the maturity date.

17 Commitments with non-related parties

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(in million)			
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	794	885	780	846
US Dollars	14	11	14	11
Japanese Yen	8	31	8	31
Property and equipment				
Thai Baht	713	848	144	260
US Dollars	10	10	2	3
Japanese Yen	89	79	-	-
Service maintenance agreements				
Thai Baht	1,162	934	998	867
US Dollars	22	10	18	9
Japanese Yen	40	14	40	14

	Consolidated financial statements		**Separate financial statements**	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
		(in million Baht)		
Non-cancellable operating lease commitments				
Within one year	1,090	1,167	954	1,083
After one year but within five years	1,062	1,184	922	1,128
After five years	33	2	33	2
Total	**2,185**	**2,353**	**1,909**	**2,213**
Other commitments				
Letter of credits	4	3	-	-
Forward and swap contracts	15,878	16,125	15,878	16,125
Bank guarantees:				
- The Agreements for operations	7,503	7,503	5,547	5,547
- Others	452	432	350	339
Total	**23,837**	**24,063**	**21,775**	**22,011**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 year to 15 years with options to renew.

18 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject to the final adjudication of the Administrative

Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing cannot be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

19 Significant events

According to the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions rendered on 26 February 2010 concerns the Company and its affiliated companies in many aspects. The Company is of the opinion that the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any order indicating that the Company or its affiliated companies shall take any actions as the Company is not involved to the case. The Company and its affiliated companies have been operating to the best of its ability in accordance with the law and the agreements and in good faith. The Company and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith in any proceeding which may be initiated by the relevant government agencies in accordance with the law and justice.

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and

not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

3) On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, the Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT was damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary. On 26 February 2009, the Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, the Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit the Company and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of the Company have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with the Company have not infringed the right of CAT as well. However, CAT has appealed such dismissal on 10 March 2010.

20 Events after the reporting period

Interim dividend

At the board of Director's meeting held on 6 August 2010, the Board passed a resolution to approve a declaration of interim dividend for 2,967 million shares of Baht 3.00 each, totaling Baht 8,901 million. The interim dividend will be paid to the shareholders on 3 September 2010.

Warrants granted to directors and employees – exercised

As mentioned in Note 12, during the three-month period ended 30 June 2010, the Company's warrants of 0.25 million units was exercised at Baht 72.95 each. The Company registered the increase in the share capital with the Ministry of Commerce on 5 July 2010.

In July 2010, a total of 0.48 million units of the Company's warrants were exercised at Baht 72.95 each. The Company registered the increase in the share capital with the Ministry of Commerce on 3 August 2010.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,966 million to Baht 2,967 million, and from Baht 21,874 million to Baht 21,984 million, respectively.

Significant commercial dispute and litigations

Starting from 1 July 2006, CAT Telecom Public Company Limited ("CAT") allowed Digital Phone Company Limited ("DPC"), a subsidiary, to reduce roaming fee per minute from Baht 2.10 to Baht 1.10 to be in line with the decrease of mobile phone service fee. The approval has been renewed for 3-month period several times thereafter until 31 March 2007. After that, CAT did not notify DPC of any changes until on 24 March 2008, CAT had sent a letter to notify DPC to charge roaming fee at Baht 2.10 per minute starting from 1 April 2007. On 8 May 2008, DPC sent a request letter to CAT to reconsider the roaming fee adjustment. The reason for such request was based on the market environment where the prevailing mobile phone service charge to consumers in the market was significantly lower than the specified roaming fee. Such high roaming fee is therefore unreasonable for DPC to provide the roaming service to any operators. In the letter, DPC informed CAT that during the period when CAT is reconsidering the request, DPC will charge roaming fee at Baht 1.10 per minute according to the previous agreed terms and conditions. On 31 March 2009, CAT has approved DPC to charge roaming fee at Baht 1.10 per minute during 1 January 2009 - 31 March 2009.

On 15 July 2010, CAT has submitted a dispute under case no. Black 62/2553 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to pay additional payment of revenue sharing of 10th - 12th operation year that DPC reduced roaming fee per minute from Baht 2.10 to Baht 1.10 during 1 April 2007 – 31 December 2008 amounting to Baht 1,636 million plus penalty computing up to March 2010 of Baht 364 million, totaling Baht 2,000 million and penalty at the rate of 1.25 percent per month from April 2010 until the full payment is made by alleging that CAT had approved the said roaming fee reduction up to 31 March 2007 only.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceeding of which shall take several years. However, the Company's management believes that the outcome of the said dispute shall have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

21 Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) not yet effective

The new and revised TAS/TFRS are anticipated to become effective for annual financial periods beginning on or after 1 January in the year indicated.

TAS/TFRS	Topic	Year effective
TAS 1 (revised 2009)	Presentation of Financial Statements	2011
TAS 2 (revised 2009)	Inventories	2011
TAS 7 (revised 2009)	Statement of Cash Flows	2011
TAS 8 (revised 2009)	Accounting Policies, Changes in Accounting Estimates and Errors	2011
TAS 10 (revised 2009)	Events after the Reporting Period	2011
TAS 11 (revised 2009)	Construction Contracts	2011
TAS 12	Income Taxes	2013
TAS 17 (revised 2009)	Leases	2011
TAS 23 (revised 2009)	Borrowing Costs	2011
TAS 24 (revised 2009)	Related Party Disclosures	2011
TAS 27 (revised 2009)	Consolidated and Separate Financial Statements	2011
TAS 28 (revised 2009)	Investments in Associates	2011
TAS 31 (revised 2009)	Interests in Joint Ventures	2011
TAS 33 (revised 2009)	Earnings per Share	2011
TAS 34 (revised 2009)	Interim Financial Reporting	2011
TAS 36 (revised 2009)	Impairment of Assets	2011
TAS 37 (revised 2009)	Provisions, Contingent Liabilities and Contingent Assets	2011
TAS 38 (revised 2009)	Intangible Assets	2011
TAS 40 (revised 2009)	Investment Property	2011
TFRS 5 (revised 2009)	Non-current Assets Held for Sale and Discontinued Operations	2011

Management is presently considering the potential impact of adopting and initial application of these new and revised TAS/TFRS on the consolidated or separate financial statements.

22 Reclassification of accounts

Certain accounts in the balance sheet as at 31 December 2009 and the statement of income for the three-months and six-months periods ended 30 June 2009 have been reclassified to conform to the presentation in the 2010 interim financial statements as follows:

	2009					
	Consolidated financial statements			Separate financial statements		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
			(in million Baht)			
Balance sheet						
Trade accounts payable	-	-	-	2,102	305	2,407
Amounts due to and loan from related parties	-	-	-	971	(305)	666
		-			-	
Statement of income						
Three-month period ended 30 June						
Statement of income						
Cost of rendering of services and equipment rentals	10,020	21	10,041	-	-	-
Administrative expenses	1,729	(21)	1,708	-	-	-
		-			-	
Six-month period ended 30 June						
Cost of rendering of services and equipment rentals	20,086	43	20,129	-	-	-
Administrative expenses	3,625	(43)	3,582	-	-	-
		-			-	

The reclassifications have been made in order to comply with the Announcement of the Department of Business Development B.E. 2009 and because, in the opinion of management, the new classification is more appropriate to the Group's business.